UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Toshinari Kunieda

Management Director-Global Business Department

NTT DoCoMo, Inc.

Sanno Park Tower

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

NTT DoCoMo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

27,233,035
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

27,233,035

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,233,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

CO

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2006, relating to the common capital stock, par value five Philippine Pesos (“Php”) per share (the “Common Shares”), of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 1 are defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 2. Identity and Background

Paragraphs (a) – (c) and (f) of Item 2 of the Schedule 13D are hereby amended by replacing Schedule A to the Schedule 13D with Schedule A to this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

From March 20, 2007 through April 16, 2007, DoCoMo made open market purchases of Common Shares through the Philippine Stock Exchange and American Depositary Shares representing Common Shares through the New York Stock Exchange. Through these open market purchases, DoCoMo has acquired 1,966,062 shares (including 1,316,724 shares represented by American Depositary Shares) (the “Additional DoCoMo PLDT Shares”) representing approximately 1.0% of the outstanding capital stock of PLDT. All of the funds used to pay for the Additional DoCoMo PLDT Shares were from DoCoMo’s available cash resources.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

DoCoMo is acquiring the Additional DoCoMo PLDT Shares for the same purposes as those described in this Item 4 with respect to its acquisition of the DoCoMo PLDT Shares.

Upon the acquisition of the Additional DoCoMo PLDT Shares, DoCoMo will beneficially own, in the aggregate, approximately 14.5% of the voting power attached to the outstanding Common Shares.

Following the acquisition of the Additional DoCoMo PLDT Shares, if DoCoMo deems market and other conditions as favorable, or if it otherwise decides, DoCoMo may increase its ownership of the Company’s equity securities through open market purchases, negotiated purchases, or other transactions, up to the limitation of 21% of the Common Shares issued and outstanding as described in this Item 4. However, if DoCoMo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so.

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Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and the Co-Operation Agreement (applicable to the DoCoMo PLDT Shares and the Additional DoCoMo PLDT Shares), NTT, NTTC and DoCoMo constitute a “group” within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, DoCoMo may be deemed to have acquired beneficial ownership of the 27,233,035 Common Shares, in aggregate, beneficially held by NTTC and DoCoMo. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in the Schedule 13D), NTTC and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group”. However, DoCoMo disclaims that it has agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement other than NTTC (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and DoCoMo disclaims beneficial ownership of the Common Shares other than the amounts of shares reported herein.

(b) As the registered owner, DoCoMo has the shared power to vote or dispose or to direct the vote or disposition of the 27,233,035 Common Shares beneficially owned by NTTC and DoCoMo. By virtue of its ownership of a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by the DoCoMo.

(c) Except for the acquisition of the Additional DoCoMo PLDT Shares as described in Item 3, neither DoCoMo, nor to its knowledge, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days.

- ii -

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 17, 2007

NTT DoCoMo, Inc.

		By:	/s/ Masayuki Hirata
		Name:	Masayuki Hirata
		Title:	Senior Executive Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

NTT DoCoMo, Inc. (“DoCoMo”)

The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DoCoMo is set forth below. All of the persons listed below are directors of DoCoMo and unless otherwise indicated, each occupation set forth opposite a director’s name refers to employment with DoCoMo. If no address is given, the director’s business address is Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. DoCoMo’s principal business is providing wireless communication services.

Directors

Name	Country of Citizenship	Present Principal Occupation or Employment and Principal Business
Masao Nakamura	Japan	President and Chief Executive Officer
Masayuki Hirata	Japan	Senior Executive Vice President and Chief Financial Officer
Kunio Ishikawa	Japan	Senior Executive Vice President
Seijiro Adachi	Japan	Senior Executive Vice President
Takanori Utano	Japan	Executive Vice President and Chief Technical Officer
Kiyoyuki Tsujimura	Japan	Executive Vice President
Shuro Hoshizawa	Japan	Executive Vice President
Harunari Futatsugi	Japan	Executive Vice President
Kenji Ota	Japan	Executive Vice President
Noriaki Ito	Japan	Senior Vice President
Bunya Kumagai	Japan	Senior Vice President
Kazuto Tsubouchi	Japan	Senior Vice President
Sakuo Sakamoto	Japan	Member of the Board
Shinichi Nakatani	Japan	Corporate Auditor
Shoichi Matsuhashi	Japan	Corporate Auditor
Keisuke Nakasaki	Japan	Corporate Auditor
Michiharu Sakurai	Japan	Corporate Auditor